Brett D. White T: +1 650 843 5191 whitebd@cooley.com	Via EDGAR

December 8, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Campbell Duru

Re:	Cardica, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed December 8, 2014
File No. 000-51772

Dear Ms. Duru:

On behalf of Cardica, Inc. (the “Company”), we are responding to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 8, 2014 (the “Comment Letter”) with respect to the Definitive Additional Soliciting Materials referenced above. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

General

1.

We note the description of the 2005 Plan included in Proposal 4 of your proxy statement, which discloses in part, that “[n]o person may be granted awards covering more than 200,000 shares of common stock under the 2005 Plan during any calendar year…” We further note the filing persons’ acknowledgment that this limitation was not followed in 2014 and other years outlined in the above referenced soliciting materials. Please advise us supplementally of your consideration of the materiality of the corrections implicated by this error, which affect disclosure throughout the proxy.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the fact that these events occurred, or the fact that the corrections were made, require any material corrections to the Company’s proxy statement. In this regard the Company notes the following:

a.

The grants made in excess of the limits set forth in the Company’s 2005 Equity Incentive Plan (such grants, the “Excess Grants,” and such plan, the “Plan”) were contractual obligations of the Company until December 5, 2014, the date that the Board of Directors canceled the Excess Grants and the holders thereof consented to the cancellations. Therefore, these Excess Grants reflected legal rights of the holders of those grants at June 30, 2014, and reflected the compensation decisions made by the Compensation Committee and the Board of Directors in fiscal 2014. As a result, the disclosure of the amounts of these grants in the Summary Compensation Table and other compensation disclosure continue to be correct as to the compensation amounts for the fiscal year ended June 30, 2014, which is the information required to be disclosed to stockholders and which the Company believes is material to its stockholders’ understanding of the compensation decisions made with respect to the Company’s named executive officers.

cooley, llp, 3175 Hanover Street, Palo Alto, CA 94304 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

United States Securities and Exchange Commission December 8, 2014 Page Two

b.	The grants made in excess of the limits (the “Excess Grants”) set forth in the Company’s 2005 Equity Incentive Plan (the “Plan”) have been canceled.

c.	The Company has put in place procedures to prevent these errors from occurring in the future.

2.

Please supplementally advise us of the parameters of the investigation undertaken relating to the option grants, inclusive of when and how the filing persons became aware of the excess grants. We further note the Board is in the process of implementing procedures to assure that no further grants are made in excess of the limitations set forth in the Plan. Supplementally advise us of the processes being implemented.

Response: The Company acknowledges the Staff’s comment and advises the Staff as follows:

a.

The Company became aware that it had made grants in excess of the limits set forth in the Plan on November 17, 2014, when it received a letter from the law firm Levi & Korsinsky LLP advising it of such fact.

b.

The Board of Directors promptly held a meeting to discuss these grants and appointed one of its directors appointed in October 2014, William Moffitt, who had not been a member of the Board at the time of these grants, to investigate the grants identified by Levy & Korsinsky LLP as well as whether any other grants in excess of the limitations set forth in the Plan had been made. Mr. Moffitt, together with the assistance of Cooley LLP, legal counsel to the Company, directed the Chief Financial Officer of the Company to prepare a list of all persons who had received grants totaling in excess of 100,000 shares in any calendar year for the life of the Plan, which is approximately nine years. Mr. Moffitt, together with Cooley LLP, reviewed all of these grants and identified each of the grants described in the Supplementary Materials as being in excess of the limitations set forth in the Plan. Mr. Moffitt presented the results of the investigation to the Board, following which the Board determined to cancel the grants and obtain the consent of the holders of the Excess Grants to the cancellation thereof.

c.

The Board has reviewed the Company’s internal control in making grants under the Plan, which internal control has been revised to explicitly include the 200,000 share limitation set forth in the Plan. Further, the Board directed Cooley LLP to prepare, and has reviewed, a checklist to be used by management, the Compensation Committee and the Board each time a grant of stock options is to be made pursuant to the Plan, which checklist requires, among other things, that the grants be matched against the limitations set forth in the Plan to ensure that no further grants of stock awards are made in violation of the Plan.

cooley, llp, 3175 Hanover Street, Palo Alto, CA 94304 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com

United States Securities and Exchange Commission December 8, 2014 Page Three

Please advise us if we can provide any further information or assistance. Please direct any further comments or questions regarding the Amendment or this response letter to me at (650) 843-5191.

Sincerely,

/s/ Brett White

Brett D. White

cc:	Robert Newell, Cardica, Inc.
Mark Weeks
Nancy Wojtas

cooley, llp, 3175 Hanover Street, Palo Alto, CA 94304 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com